VALERO ENERGY CORPORATION	Jay D. Browning
Senior Vice President – Corporate Law & Secretary
June 18, 2010
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gary Newberry

Re:	Valero Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 7, 2010
Response Letter Dated May 7, 2010
File No. 1-13175
Ladies and Gentlemen:
On behalf of Valero Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments raised in the June 11, 2010 letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the referenced Form 10-Q (the “Form 10-Q”). For ease of reference, the comments have been repeated below with the responses set forth underneath.
Form 10-K for the Fiscal Year Ended December 31, 2009 [sic]
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Management’s Discussion and Analysis, page 41 [sic]
Management’s Discussion and Analysis, page 51
1.	We note your response to our prior comment three and reissue this comment. You sometimes refer to two or more sources as components that contributed to a material change. For example, in describing retail operating income you state that “[t]his 27% increase was primarily due to improved retail fuel margins combined with lower selling expenses in our U.S. retail operations, partially offset by increased selling expenses in our Canadian retail operations attributable largely to a decrease in the Canadian dollar exchange rate relative

Gary Newberry
United States Securities and Exchange Commission
June 18, 2010

to the U.S. dollar.” Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.
Consistent with our response letter dated May 7, 2010 that addressed a similar comment, factors contributing to material changes discussed in the results of operations are provided in the tabular information on pages 45-49 in the Form 10-Q, and a reader has the ability to reference and calculate the dollar amounts and percentages attributable to those factors using that information. With respect to the example specifically noted in the Staff’s comment, the following explains how the percentages referenced were calculated or where the information is located in the tables provided.
•	The dollar amount attributable to the 27% increase in retail operating income is $15 million and is computed by adding the change in “Retail – U.S.” operating income ($8 million increase) and the change in “Retail – Canada” operating income ($7 million increase) found directly in the tabular presentation on page 46 in the Form 10-Q. The increase in retail fuel margins and the decrease in selling expenses that contributed to the increase in operating income can also be computed from the same information. For example, the amount attributable to the increase in retail fuel margins is $17.9 million and is computed directly from the tabular information on page 46 as follows (dollars in thousands, except per gallon amounts):

	Three Month Ended March 31,		Change
	2010	2009	Amount	Percentage
Retail — U.S.:
Company-operated fuel sites (average)	989	1,004
Multiply: Fuel volumes (gallons per day per site)	4,942	4,984

Equals: Total fuel volumes (gallons per day)	4,887,638	5,003,936
Multiply: Number of days per quarter	90	90

Equals: Total fuel volumes (in thousands)	439,887	450,354
Multiply: Fuel margin per gallon	$0.139	$0.117

Equals: Total Retail — U.S. fuel margin	$61,144	$52,691

Retail — Canada:
Fuel volumes (thousand gallons per day)	3,078	3,260
Multiply: Convert to gallons per day	1,000	1,000

Equals: Total fuel volumes (gallons per day)	3,078,000	3,260,000
Multiply: Number of days per quarter	90	90

Equals: Total fuel volumes (in thousands)	277,020	293,400
Multiply: Fuel margin per gallon	$0.299	$0.250

Equals: Total Retail — Canada fuel margin	$82,829	$73,350

Retail — Total fuel margin	$143,973	$126,041	$17,932	14%

One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
June 18, 2010

•	The dollar amount attributable to the decrease in “Retail – U.S.” selling expenses is $3 million, which is found directly in the tabular presentation on page 46 in the Form 10-Q.

•	The dollar amount attributable to the increase in “Retail – Canada” selling expenses is $7 million, which is found directly in the tabular presentation on page 46 in the Form 10-Q. Contributing to this overall increase in “Retail – Canada” selling expenses was a $10 million increase related to a decline in the Canadian dollar exchange rate relative to the U.S. dollar, which cannot be directly recalculated from amounts included in the Form 10-Q as all amounts presented are in U.S. dollars. In response to the Staff’s comment, we will ensure that material changes attributable to the movement in exchange rates are disclosed in future filings with the Commission.
While all of the components necessary to calculate material information are provided in the tabular information on page 46 in the Form 10-Q, we recognize that this may not always be transparent to the reader. Therefore, we will revise similar disclosures in future filings with the Commission to provide the dollar amounts for any percentage changes disclosed and for two or more factors contributing to an overall change.
2.	We note your response to comment 4 and reissue this comment in part. While you include numerical information in the tables in the results of operations section, you do not provide any quantification when discussing the increase in other income and interest and debt expense. In the narrative portion of your discussion and analysis, please provide quantification to account for a substantial portion of the changes discussed by disclosing both percentages and dollar amounts.
We concur with the Staff’s comment and agree to provide quantification in the narrative portion of our discussion and analysis in future filings with the Commission to account for a substantial portion of changes discussed by disclosing both percentages and dollar amounts. With respect to the examples specifically noted in the Staff’s comment, the following explains how to calculate the referenced changes.
•	The dollar amount attributable to the increase in “Other income (expense), net” is $12 million, which is found directly in the tabular presentation on page 45 in the Form 10-Q. As discussed in the narrative portion of our discussion and analysis on page 51 in the Form 10-Q, this increase is “primarily due to an increase in the market value of assets held by certain of our nonqualified defined benefit and defined contribution plans.” We supplementally inform that Staff that the dollar amount attributable to this referenced increase is $10 million (83% of the overall increase in this line item).
One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
June 18, 2010

•	The dollar amount attributable to the increase in “Interest and debt expense” is $47 million and is composed of a $28 million increase in interest incurred and a $19 million decrease in interest capitalized. Both of these changes are found directly in the tabular presentation on page 45 in the Form 10-Q. In our disclosures on page 51, we specifically discuss that we incurred additional debt of $1.0 billion during the first quarter of 2009 and $1.25 billion in the first quarter of 2010, and we refer the reader to Note 7 which provides the specific interest rates associated with this new debt. We supplementally inform the Staff that the dollar amount of additional interest expense incurred between the presented quarters is primarily attributable to a $33 million increase related to this new debt.

In addition, the table on page 45 specifically identifies a reduction in capitalized interest of $19 million between the presented quarters. This 49% decrease is directly attributable to a reduction in capital expenditures which were reduced from $735 million in the first quarter of 2009 to $382 million in the first quarter of 2010 (a 48% reduction). These amounts are directly reflected on the consolidated statements of cash flows. We did not discuss this change in our discussion and analysis as we believed the explanation for the change was intuitive based on information provided in the cash flow statement.

We believe that the description of the change provided on page 51 in the Form 10-Q provides an adequate description of the material reason for the change. However, we will ensure that future filings with the Commission disclose the applicable percentages and dollar amounts attributable to factors disclosed.
One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214

Gary Newberry
United States Securities and Exchange Commission
June 18, 2010

Acknowledgments
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jay D. Browning
Jay D. Browning
Senior Vice President – Corporate Law and Secretary

/s/ Clayton E. Killinger
Clayton E. Killinger
Senior Vice President and Controller

cc:	William R. Klesse, Chief Executive Officer and President
Michael S. Ciskowski, Executive Vice President and Chief Financial Officer
One Valero Way, San Antonio, Texas 78249-1616
telephone (210) 345-2031 — fax (210) 345-3214